UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
(Amendment No. 1)
Under the Securities Exchange Act of 1934

Nuveen Insured New York Tax-Free Advantage Municipal Fund (NRK)

(Name of Issuer)

MuniFund Term Preferred Shares

(Title of Class of Securities)

670656305

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 670656305

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  880,875

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  880,875

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

880,875

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

31.82%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 1 ("Amendment No. 1") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 880,875 shares of Nuveen Insured New York Tax-Free Advantage Municipal MuniFund Term Preferred Shares on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 31.82% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. Being an independent registered investment advisor, the profile of the Nuveen Insured New York Tax-Free Advantage Municipal MuniFund Term Preferred Shares fits the investment guidelines for various Accounts. Shares have been acquired since April 9, 2010.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 880,875 shares or 31.82% of the outstanding shares. George W. Karpus presently owns 35,600 shares. Mr. Karpus purchased shares on April 9, 2010 at $10.00 (35,600 shares). JoAnn Van Degriff presntly owns 3,800 shares. Mrs. Van Degriff purchased shares on April 9, 2010 at $10.00 (3,800 shares). Dana R. Consler presently owns 400 shares. Mr. Conlser purchased shares on June 4, 2010 at $9.99 (200 shares), and on June 10, 2010 at $10.01 (200 shares). Karpus Management, Inc. presently owns 2,425 shares. Karpus Management, Inc. purchased shares on April 9, 2010 at $10.00 (2,425 shares). None of the other principals of KIM presently own shares of Nuveen Insured New York Tax-Free Advantage Municipal MuniFund Term Preferred Shares.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 5/11/2010 1000  $9.92
 5/12/2010 2000  $9.91
 5/17/2010 4400  $9.99
 5/18/2010 5300  $9.99
 5/19/2010 2000  $9.97
 5/21/2010 3900  $9.94
 5/24/2010 900  $9.95
 6/2/2010 46200  $9.99
 6/3/2010 5750  $10.00
 6/4/2010 4375  $9.99
 6/7/2010 22850  $9.97
 6/8/2010 2500  $10.00
 6/10/2010 10400  $10.01
 6/11/2010 10000  $10.00
 6/14/2010 20000  $10.03
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the Nuveen Insured New York Tax-Free Advantage Municipal MuniFund Term Preferred Shares.

Item 7. Materials to be Filed as Exhibits.

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Managing Director of Investments
Date:   June 24, 2010